EXHIBIT 99.1

Fury Intercepts 31.77 g/t gold and 8.07g/t Tellurium over 3.5 Metres at the Hinge Target

VANCOUVER, Canada – January 17, 2024 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide the fourth set of results from the 2023 drilling program at the Hinge Target, part of the high-grade Eau Claire gold project located in the Eeyou Istchee Territory in the James Bay region of Quebec. The Hinge Target continues to produce multiple stacked zones of gold-mineralized quartz tourmaline veins. Highlights from the seven drill holes include 31.77g/t gold over 3.50 metres(m) from 23EC-077; 65.30g/t gold over 0.50m and 14.25 g/t gold over 1.00m from 23EC-074; 2.56g/t gold over 7.50m from 23EC-068; and 3.41g/t gold over 6.50m and 5.00g/t gold over 3.50m from 23EC-075 (Table 1; Figure 1). The 2023 Hinge Target drilling has increased confidence in the geological model and potential for expansion of the Eau Claire resource to the west. Results from an additional five drill holes are still pending for the Hinge Target.

“Recent results out of the Hinge Target continue to remain impactful to the overall resource at Eau Claire,” commented Tim Clark, CEO of Fury. “Going forward, we’re excited for results from the remaining five holes at the Hinge Target and five holes at the Percival Prospect. Once the final results have been received and processed, we will be able to include them in the Eau Claire mineral resource update which is expected to be released at the end of Q1 or early Q2.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Table 1: Current Eau Claire Drill Results

Hole ID		From	To	Length (m)	Au (g/t)	Te (g/t)
23EC-068		9	10	1.00	2.17	0.03
		327.5	329.5	2.00	2.56	6.09
		381	382.5	1.50	3.95	1.45
		387	392	5.00	2.62	3.21
	Incl.	389.5	391	1.50	4.83	4.97
		401.5	405	3.50	1.12	1.76
		408	415.5	7.50	1.32	2.33
		435	442.5	7.50	2.56	3.58
	Incl.	441	442.5	1.50	4.83	6.20
		445.5	451.5	6.00	1.20	1.30
23EC-072		111	112.5	1.50	1.55	0.30
		231.5	233	1.50	3.79	0.39
		279	280.5	1.50	3.80	3.19
		495	497	2.00	4.13	6.82
23EC-073		196.5	199	2.50	2.26	4.02
		214.5	218.5	4.00	3.83	5.48
	Incl.	217.5	218.5	1.00	11.60	18.85
		248.5	250	1.50	8.30	12.95
23EC-074		381	382	1.00	2.65	3.44
		425	426.5	1.50	1.55	2.23
		439.5	440.5	1.00	2.53	9.09
		474.5	475.5	1.00	5.88	11.05
		482	483.5	1.50	1.34	2.46
		486	486.5	0.50	65.30	106.50
		522	523	1.00	14.25	28.80
23EC-075		346	346.5	0.50	9.29	15.60
		352.5	354	1.50	6.49	0.34
		379	380	1.00	2.48	3.72
		392	393	1.00	2.77	0.63
		419	422	3.00	3.83	4.80
	Incl.	421	422	1.00	8.94	11.40
		444	446	2.00	3.59	4.48
		454.5	457.5	3.00	1.88	1.71
		468	469.5	1.50	2.60	3.76
		478	483	5.00	2.37	4.06
		487.5	494	6.50	3.41	10.34
		588.5	589.5	1.00	7.73	13.50
		592.5	596	3.50	5.00	8.90
	Incl.	592.5	593.5	1.00	15.15	25.80
		643	646	3.00	2.04	2.52
		655	659	4.00	1.81	3.22
		664	667	3.00	1.17	2.59
23EC-076		225	226.5	1.50	1.45	0.34
		260	263.5	3.50	1.64	3.23
		290	292.5	2.50	3.45	5.16
		295.5	300	4.50	2.84	5.45
23EC-077		271.5	273	1.50	1.53	2.05
		290	293.5	3.50	31.77	8.07

Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m

Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Downhole thickness was used due to the unknown zone orientations

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Western Hinge Target

The Hinge Target is immediately adjacent and contiguous to the western edge of the high-grade Eau Claire gold deposit extending the mineralized footprint by over 400m. Drilling to date has identified nineteen discrete sub-vertical quartz tourmaline veins concentrated in two 100m wide corridors. Vertical continuity of the veining within the Hinge Target has been demonstrated over 300m through drilling. The Hinge veins remain open both to the west and up and down dip (Figure 1). These drill holes are part of a series of infill drill holes designed to tighten up the drill hole spacing within the Hinge Target to a nominal 60-80m. The continued interceptions of stacked mineralized veins through these new holes exhibit the overall continuity and robustness of the mineralized system within the Hinge Target.

“The consistent and predictable nature of the gold mineralization within the Hinge Target is extremely encouraging as we move towards the inclusion of the Hinge Target in an overall resource update for the Eau Claire project. Fury’s technical team is looking forward to receiving the final results from the 2023 Hinge drilling program in the coming weeks,” stated Bryan Atkinson, SVP of Exploration at Fury.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

Eau Claire – Deposit Trend Long Section

23EC-076[2]
2.84 g/t Au over 4.5m
23EC-068[2]
2.62 g/t Au over 5m
2.56 g/t Au over 7.5m
23EC-075[2]
3.83 g/t Au over 3m
2.37 g/t Au over 5m
3.41 g/t Au over 6.5m
5 g/t Au over 3.5m
incl. 15.15 g/t Au over 1m
22EC-059[2]
22.77 g/t Au over 1.5m
21EC-022[1]
23.27 g/t Au over 7.09m
23EC-073[2]
3.83 g/t Au over 4m
incl. 11.6 g/t Au over 1m
8.3 g/t Au over 1.5m
23EC-077[2]
31.77 g/t Au over 3.5m
23EC-074[2]
65.3 g/t Au over 0.5m
14.25 g/t Au over 1m
West
A
A'
850 Zone
450 Zone
Eastern Expansion
Hinge
Gap Zone
22EC-059[2]
15.3 g/t Au over 1.5m
22EC-055[2]
5.75 g/t Au over 4m
22EC-058[2]
45 g/t Au over 1m
5.55 g/t Au over 1m
22EC-048[2]
4.79 g/t Au over 3.5m
22EC-049[2]
21.4 g/t Au over 1m
23EC-069[2]
4.52 g/t Au over 5.5m
20EC-003[1]
4.45 g/t Au over 5.43m
incl. 8.9 g/t Au over 2.51m
23EC-065[2]
5.9 g/t Au over 2.5m
5.73 g/t Au over 3.5m
4.65 g/t Au over 4.5m
22EC-048[2]
5.86 g/t Au over 3.5m
21EC-013[1]
8.87 g/t Au over 2.88m
59.3 g/t Au over 0.96m
300 m
Plan View
North Limb Target
23EC-076
23EC-068
23EC-075
23EC-073
23EC-077
23EC-074
23EC-072
Eastern Expansion
A
A'
Hinge Target
Gap Zone
300 m
Basalt
Legend
Latest Drill Hole
Proposed Drill Hole
Completed Drill Hole
Block Model Au g/t
10
5
2.5
1

1. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m; True thickness calculation based on dip of 55° and dip azimuth of 191.5°
2. Main intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m; Sub-intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m; Downhole thickness was used due to the unknown zone orientations

Figure 1: Eau Claire Resource Long Section Looking North showing the location of the reported drill intercepts and the overall scale potential of the Hinge Target.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (22% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that future work at the Hinge or Eau Claire areas will increase or upgrade the estimated gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com